

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Mr. Leopoldo Viriato Saboya
Chief Financial Officer and Investor Relations Officer
BRF – Brasil Foods S.A.
1400 R. Hungria, 5th Floor Jd
América 01455000 São Paulo SP, Brazil

> **Re: BRF – Brasil Foods S.A.**
> **Form 20-F for the Year Ended December 31, 2010**
> **File No. 001-15148**

Dear Mr. Saboya:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm

1. You state, in Footnote 2, that the financial statements are in accordance with IFRS as issued by the IASB. The auditor's report must include an opinion on whether the financial statements comply with IFRS "as issued by the IASB" as well. Please amend your document to provide such an auditor's report as required under Item 17(c) to Form 20-F.

Consolidated Statements of Changes in Shareholders' Equity, page F-5

2. The balances in the individual columns categorized as "Other Comprehensive Income" are not consistent with the information presented in the Consolidate Statements of Comprehensive Income (Loss) on page F-4. For example, the "Unrealized gains (loss) in the cash flow hedge" appear to be incorrectly captioned. Please note for future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211with any other questions.

Sincerely,

David R. Humphrey
Branch Chief